EXHIBIT 99.1

B Communications Announces Fitch Credit Rating Affirmed

Ramat Gan, Israel - March 30, 2016 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that Fitch Ratings (“Fitch”) has revised the Company's outlook to positive from stable, while affirming its long-term rating of 'B+'. The instrument rating on the Company's 2021 US$800 million bonds has also been affirmed at 'BB-'.

Fitch's official announcement is hereby enclosed.

“As the Fitch's report stated, our controlling stake in Bezeq reflects a strong profile, and we believe that B Communications will continue to create value for its shareholders,” said Doron Turgeman, CEO of B Communications. Bezeq’s dividend policy according to which Bezeq is distributing, semi-annually, a dividend at a rate of 100% of its net income, creates a high quality and steady cash flow, supporting our strong balance sheet and our ability to create high value to our shareholders. We will continue to take the necessary steps to enhance our credit profile and optimize our capital structure.”

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp., Ltd. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen – IR Manager

idit@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations

Hadas@km-ir.co.il / Tel: +972-3-516-7620

FITCH REVISES B-COM'S OUTLOOK TO POSITIVE;

AFFIRMS IDR AT 'B+'; EUROBOND AT 'BB-'

Fitch Ratings-Moscow/London-29 March 2016: Fitch Ratings has revised Israel-based B Communications Ltd.'s (B-Com) Outlook to Positive from Stable, while affirming its Long-term Issuer Default Rating (IDR) at 'B+'. The instrument rating on the company's 2021 USD800m bonds has also been affirmed at 'BB-'/Recovery Rating 'RR3'.

B-Com is a holding company and the ultimate owner of a 26.3% stake in Bezeq, an incumbent telecoms operator in Israel. B-Com depends on dividends from Bezeq as a core income stream for servicing its debt obligations.

Following a sale of a 4.2% stake in Bezeq in early 2016, B-Com's liquidity is comfortable, which offers protection against Bezeq's potentially volatile dividend flow. The Positive Outlook reflects Fitch's expectation that a significant share of the proceeds from the sale of the Bezeq stake will be spent within the next 12-18 months on buying back 2021 senior secured bonds. This would reduce B-Com's net interest payments and improve debt service coverage.

KEY RATING DRIVERS

Improved Liquidity, Potential Deleveraging

B-Com's liquidity significantly improved after the sale of a 4.2% stake in Bezeq. Estimated at above NIS2bn on a pro-forma basis at end-3Q15, the sale proceeds are sufficient to cover interest payments and debt redemptions till end-2019. However, the equity stake sale also reduces B-Com's share of Bezeq's dividends, which places pressure on interest and debt service coverages.

Fitch expects that a significant share of equity stake sale proceeds will be used to buy back B-Com's debt instruments, including its senior secured notes. Failure to achieve this within the next 12-18 months will likely result in the Outlook being changed back to Stable.

Under Fitch's approach, treasury debt instruments are netted against the total face value of debt, reducing net interest and principal payments. Although the company would retain flexibility to sell its treasury bonds back to the market, we would not expect this to happen on a large scale, unless driven by strategic considerations. Should it take place, Fitch would treat it as event risk and analyse it in conjunction with other refinancing activities.

B-Com announced in January 2016 that it has nearly completed its USD50m senior secured notes buy-back programme launched in August 2014. The programme was subsequently extended by another USD50m. On top of this, B-Com is going to make a repurchase offer to holders of its senior secured notes amounting up to NIS982m, equal to the proceeds from the sale of a 4.2% stake in Bezeq.

A disproportionately large liquidity holding increases investment risks through investing most of this spare cash in fixed-income and, to a lesser degree, equity instruments. B-Com's treasury policy of balanced portfolio investments mitigates but does not fully eliminate this risk. Also, under Fitch's methodology, the agency applies a 30% haircut to investment-grade instruments and up to 100% to speculative-grade and equity investments, leading to significantly tighter net leverage metrics than suggested by the company's reported liquidity holdings.

2

Control over Bezeq Retained

Fitch views B-Com's reduced 26.3% stake in Bezeq as sufficient for full operational and management control over the telecoms operator. Under Israeli law, a controlling shareholder in Bezeq must be pre-approved by the government. It is against the law for a single shareholder to accumulate more than 4.99% without prior approval by the government. This law provision effectively rules out the emergence of a large minority shareholder.

In our view, it is unlikely that the regulator would allow a further reduction in B-Com's stake in Bezeq to below 25%, which limits B-Com's flexibility to sell more shares in its subsidiary other than the 0.5% that is held separately from the controlling stake. Any additional regulatory relaxation would be viewed as positive event risk, potentially aiding liquidity.

As Bezeq's debt carries no financial covenants, the subsidiary can theoretically increase debt without restrictions and upstream any amount of dividends to B-Com. In practice, distributions above 100% net profit would require court approval, which may not be easily obtained. Accounting asset write-downs or any accounting charges that reduce reported net profit could also impede the normal flow of dividends from Bezeq, but Fitch views the likelihood of this as low.

Bezeq's Strong Credit Profile

Bezeq's credit profile is consistent with the mid 'BBB' category, reflecting the company's strong position as the telecoms incumbent in Israel. The company has been able to defend and grow its market shares in key segments of broadband, pay-TV and mobile services. The prospect of further facilities-based competitive threats is remote.

The launch of a wholesale telecom market reform in 2015 is likely to lead to the removal of the structural separation, potentially by end-2016, in line with regulatory guidance. We estimate that the resultant operating and financial synergies may be substantial, helping to support margins and defend the company's market positions.

Bezeq expects to receive regulatory approval to start offering bundled products, comprising traditional fixed-line telephony, broadband, mobile and pay-TV services, which would put it on a level playing field with its key competitor Hot, a cable and mobile operator. The end of structural separation would also help the company to achieve significant savings in marketing costs and remove duplicate internal functions.

Tough Competition and Regulation

We view the regulatory and competitive environment in Israel as tough, with no signs of the pressures abating in the near future. The regulatory position regarding mobile consolidation remains uncertain and may stifle operators' merger plans.

The initial take-up of Bezeq's wholesale lines by alternative operators has been strong. Wide proliferation of fixed broadband offers using Bezeq's wholesale lines would pressure margins in the company's core fixed broadband segment. We expect that profit per line from wholesale products would be lower than if Bezeq serves the customer directly.

The Israeli mobile market is highly competitive with five facilities-based operators. Cellcom, the country's largest mobile operator, agreed to acquire Golan Telecom, a new market entrant, in November 2015 but the deal was met with lukewarm initial reaction from the authorities. Revenue from the Israeli mobile market continues to shrink, with Bezeq's mobile service revenue and ARPU falling 18.3% yoy and 20.0% yoy in 4Q15.

3

Lower Proportional Leverage

The sale of a 4.2% stake in Bezeq will improve B-Com's proportional net leverage, with pass-through proportional net debt/EBITDA estimated to drop to 3.6x by end-2016 from 4.2x at end-2015. Buy-back of debt including bonds would improve dividend interest cover, to above 2x in the medium term, as a lower amount of bonds in circulation would reduce interest payments on a net basis. These estimates are based on the assumption that Bezeq will be able to maintain dividend distributions in the range of NIS1.4bn-1.5bn per annum.

Both B-Com and its immediate parent Internet Gold (IG) have substantial debt with no recourse to Bezeq. Both entities ultimately depend on dividends from Bezeq as a core source of cash for servicing their debt obligations.

No Ring-fence Around B-Com

B-Com's public bonds do not have any covenants that would effectively limit the leverage or payments from the company. We assume that the company would be keen to maximise dividend distributions, subject to lock-box mechanism restrictions.

No Parent-Subsidiary Linkage

Fitch views the parent-subsidiary linkage between B-Com and its ultimate shareholder, Eurocom Group, as weak due to the presence of an intermediary holding company IG between B-Com and Eurocom and the fact that IG has its own debt.

B-Com's ratings do not reflect any potential support from the parent. IG has gradually reduced its interest in B-Com, to 65% in February 2015 from 80% in 2013, and used the proceeds towards debt reduction. Assuming uninterrupted flow of regular dividends from B-Com, IG is unlikely to face liquidity shortages before 2019, reducing pressure on B-Com to increase distributions over this period.

Instrument Rating

The 2021 USD800m senior secured notes are secured by B-Com's 25.8% interest in Bezeq and benefit from a lock-box mechanism, which conserves cash for debt repayment mitigating temporary disruptions in dividend flows from Bezeq. In view of these features, the bond is rated 'BB-', one notch above B-Com's IDR.

KEY ASSUMPTIONS

Fitch's key assumptions within our rating case for the issuer include:

- A significant share of proceeds from the sale of a 4.2% equity stake in Bezeq is spent on buying back debt within the next 12-18 months;

- Stable dividend payments from Bezeq in the range of NIS1.4bn-1.5bn per annum;

- Stable revenue and EBITDA generation at Bezeq;

- B-Com's dividends are sufficient to service debt at immediate shareholder IG until end-2018;

- No more divestments of Bezeq shares by B-Com;

- Low tax payments by B-Com after having settled its legacy tax disputes.

RATING SENSITIVITIES

Positive: Future developments that may, individually or collectively, lead to an upgrade include: - A reduction in leverage to below 4.3x standalone net debt/dividends (2015: 4.6x) and pass-through proportional net leverage (including debt at both B-Com and Bezeq) to below 4x (2015: 4.2x) while improving normalised dividends/interest coverage to above 2x (2015: 2x). These metrics are calculated with treasury bonds netted against the face value of total debt.

Negative: Future developments that may, individually or collectively, lead to a downgrade include:

- A sustained deterioration in normalised dividend/interest coverage to below 1.75x;

- Operating pressures and financial underperformance coupled with higher leverage at Bezeq.

4

Contact:

Principal Analyst

Jonathan Levy, CFA

Associate Director

+44 20 3530 1701

Supervisory Analyst

Nikolai Lukashevich, CFA

Senior Director

+7 495 956 9968

Fitch Ratings CIS Ltd

26 Valovaya Street

Moscow 115054

Committee Chair

Damien Chew, CFA

Senior Director

+44 20 3530 1424

Media Relations: Peter Fitzpatrick, London, Tel: +44 20 3530 1103, Email: peter.fitzpatrick@fitchratings.com.

Additional information is available on www.fitchratings.com. For regulatory purposes in various jurisdictions, the supervisory analyst named above is deemed to be the primary analyst for this issuer; the principal analyst is deemed to be the secondary.

Applicable Criteria

Corporate Rating Methodology - Including Short-Term Ratings and Parent and Subsidiary Linkage (pub. 17 Aug 2015)

https://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=869362

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/ UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY'S PUBLIC WEBSITE 'WWW.FITCHRATINGS.COM'. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH'S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE 'CODE OF CONDUCT' SECTION OF THIS SITE. FITCH MAY HAVE PROVIDED ANOTHER PERMISSIBLE SERVICE TO THE RATED ENTITY OR ITS RELATED THIRD PARTIES. DETAILS OF THIS SERVICE FOR RATINGS FOR WHICH THE LEAD ANALYST IS BASED IN AN EU-REGISTERED ENTITY CAN BE FOUND ON THE ENTITY SUMMARY PAGE FOR THIS ISSUER ON THE FITCH WEBSITE.

5